                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                              COMPLETEL EUROPE N.V.
                                (Name of Issuer)


                                 ORDINARY SHARES
                         (Title of Class of Securities)



                                   N21590 10 9
                                 (CUSIP Number)


                              Lawrence F. DeGeorge
                          140 Intracoastal Pointe Drive
                                    Suite 410
                             Jupiter, Florida 33477
                            Tel. No.: (561) 745-1001
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               September 17, 2002
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:
[X]

CUSIP No.

N21590 10 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

LAWRENCE F. DEGEORGE
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
OO
--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

UNITED STATES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 7.   Sole Voting Power
                      750,308
                 ---------------------------------------------------------------
Number of
Shares           8.   Shared Voting Power
Beneficially          - 0 -
Owned by         ---------------------------------------------------------------
Each
Reporting        9.   Sole Dispositive Power
Person With             750,308
                 ---------------------------------------------------------------

                 10.  Shared Dispositive Power
                      - 0 -
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      750,308
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      17.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No.

N21590 10 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

LPL INVESTMENT GROUP INC. (IRS IDENTIFICATION NO. 51-0370573)
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
OO
--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

DELAWARE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 7.   Sole Voting Power
                      747,732
                 ---------------------------------------------------------------
Number of
Shares           8.   Shared Voting Power
Beneficially          - 0 -
Owned by         ---------------------------------------------------------------
Each
Reporting        9.   Sole Dispositive Power
Person With           747,732
                 ---------------------------------------------------------------
                 10.  Shared Dispositive Power

                      - 0 -
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      747,732
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      17.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No.
N21590 10 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

DEGEORGE HOLDINGS LP (IRS IDENTIFICATION NO. 88-0349847)
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
OO
--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

NEVADA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               7.   Sole Voting Power
                    747,732
Number of      -----------------------------------------------------------------
Shares
Beneficially   8.   Shared Voting Power
Owned by            -0-
Each           -----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power
Person With         747,732

               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      747,732
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      17.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No.
N21590 10 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

DEGEORGE TELCOM LLC (IRS IDENTIFICATION NO. 88-0349847)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
OO
--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

NEVADA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 7.   Sole Voting Power
                      747,732
                 ---------------------------------------------------------------

Number of        8.   Shared Voting Power
Shares                -0-
Beneficially     ---------------------------------------------------------------
Owned by
Each             9.   Sole Dispositive Power
Reporting             747,732
Person With      ---------------------------------------------------------------

                 10.  Shared Dispositive Power
                      -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      747,732
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      17.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

CUSIP No.
N21590 10 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

DEGEORGE TELCOM HOLDINGS LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 88-0349847)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
OO
--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

NEVADA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               7.   Sole Voting Power
                    37,284
               -----------------------------------------------------------------
Number of
Shares         8.   Shared Voting Power
Beneficially        -0-
Owned by       -----------------------------------------------------------------
Each
Reporting      9.   Sole Dispositive Power
Person With         37,284
               -----------------------------------------------------------------

               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      37,284

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

133.  Percent of Class Represented by Amount in Row (11)
      1.0%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No.
N21590 10 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

DEGEORGE NEW COMPLETEL HOLDINGS LP (IRS IDENTIFICATION NO. 71-0905926)
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)    [ ]
      (b)    [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
OO
--------------------------------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

NEVADA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  7.   Sole Voting Power
                       710,448
                  --------------------------------------------------------------
Number of
Shares            8.   Shared Voting Power
Beneficially           -0-
Owned by          --------------------------------------------------------------
Each
Reporting         9.   Sole Dispositive Power
Person With            710,448
                  --------------------------------------------------------------

                  10.  Shared Dispositive Power
                       -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      710,448

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
      16.7%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

            This Schedule 13D is being filed in relation to the Ordinary Shares, nominal value E0.04 per share (the "Ordinary Shares") of CompleTel Europe N.V. (the "Issuer"). The Issuer's principal executive offices are located at Blaak 16, 3011 TA Rotterdam, The Netherlands 2132 NA.

ITEM 2.  IDENTITY AND BACKGROUND

            (a)   Name:

                  This Schedule 13D is being filed on behalf of Lawrence F. DeGeorge, LPL Investment Group Inc., DeGeorge Holdings LP, DeGeorge Telcom LLC, DeGeorge Telcom Holdings Limited Partnership and DeGeorge New CompleTel Holdings LP (collectively, the "Filers") to amend the Schedule 13G filed with the Securities and Exchange Commission by Lawrence F. DeGeorge and DeGeorge Telcom Holdings Limited Partnership on February 14, 2001. The sole director of LPL Investment Group Inc. is Lawrence F. DeGeorge and the sole executive officer of LPL Investment Group Inc. is Lawrence F. DeGeorge, its President and Chief Executive Officer.

            (b)   Residence or Business Address:

                  The address for Lawrence F. DeGeorge is as follows:

                        c/o LPL Investment Group Inc.
                        140 Intracoastal Pointe Drive
                        Suite 410
                        Jupiter, Florida 33477

                  The address for LPL Investment Group Inc. is as follows:

                        140 Intracoastal Pointe Drive
                        Suite 410
                        Jupiter, Florida 33477

                  The address for DeGeorge Holdings LP is as follows:

                        639 Isbell Road
                        Suite 390
                        Reno, Nevada 89509

                  The address for DeGeorge Telcom LLC is as follows:

                        c/o DeGeorge Holdings LP
                        639 Isbell Road
                        Suite 390

                        Reno, Nevada 89509

                  The address for DeGeorge Telcom Holdings Limited Partnership is as follows:

                        c/o DeGeorge Holdings LP
                        639 Isbell Road
                        Suite 390
                        Reno, Nevada 89509

                  The address for DeGeorge New CompleTel Holdings LP is as follows:

                        c/o DeGeorge Holdings LP
                        639 Isbell Road
                        Suite 390
                        Reno, Nevada 89509

            (c)   Lawrence F. DeGeorge's principal occupation is as an investor.

            (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)   Lawrence F. DeGeorge is a United States citizen.
                  LPL Investment Group Inc. is a Delaware corporation. DeGeorge Holdings LP is a Nevada limited partnership. DeGeorge Telcom LLC is a Nevada limited liability company. DeGeorge Telcom Holdings Limited Partnership is a Nevada limited partnership.
                  DeGeorge New CompleTel Holdings LP is a Nevada limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On September 17, 2002, DeGeorge New CompleTel Holdings LP purchased 355,224 Ordinary Shares and 355,224 Convertible Preferred A Shares of the Issuer for E7,140,000 pursuant to the Reorganization Agreement described in Item 6. DeGeorge New CompleTel Holdings LP obtained these funds from contributions from its general and limited partners.

ITEM 4. PURPOSE OF TRANSACTION.

            (a)-(c)None.

            (d) As part of the Recapitalization, the terms of the Issuer's Articles of Association regarding its Supervisory Board have been revised, such that the Issuer now has a six-member Supervisory Board, comprising two designees of the holders of the Convertible Preferred A Shares and class C shares, par value E0.04 per share of the Issuer ("C Shares") ("Supervisory Directors A"), two designees of the holders of Convertible Preferred B Shares ("Supervisory Directors B") and two independent directors mutually acceptable to the former holders of the Issuer's notes and another unrelated investor and DeGeorge Telcom Holdings Limited Partnership
                  ("Supervisory Directors C"), each with a term of two years ending with the general shareholders meeting at which the Issuer's annual accounts are submitted for approval. Lawrence
                  F. DeGeorge currently serves as a Supervisory Director A. After January 1, 2003, new or replacement Supervisory Directors C will be elected by shareholders of the Issuer from a binding nomination made by the Supervisory Directors, subject to the approval of the Supervisory Directors A and the Supervisory Directors B then in office.

            (e)   Changes to capitalization:

                  See Item 4(g) below.

                  Changes to dividend policy:

                  The Issuer has never declared or paid any dividends. The Issuer has stated that until June 30, 2004, it plans to retain its earnings, if any, to reinvest in its business. Following this date, and until the cancellation or conversion of its Convertible Preferred A Shares and Convertible Preferred B Shares in accordance with their terms, the Issuer will pay a dividend equal to 11% per annum, calculated over an amount of E2,010.00 per share to the holders of these Preferred Shares. If in any financial year during this period it does not have sufficient profit to pay this dividend in full to the holders of these Preferred Shares, the amount of any deficit will carry over to subsequent dividend payments, together with interest thereon at an annual rate of 11% compounded quarterly.

            (f)   None.

            (g) The material contained in the Issuer's Registration Statement on Form S-1 (File No. 333-99501), as filed with the Securities and Exchange Commission on September 13, 2002, under the caption "Description of Share Capital" is hereby incorporated by reference.

            (h)-(j)None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a)   Amount Beneficially Owned:

                        DeGeorge New CompleTel Holdings LP owns 355,224 Ordinary
                  Shares and 355,224 Convertible Preferred Class A Shares of the Issuer. The Convertible Preferred Class A Shares are convertible at any time into Ordinary Shares, so DeGeorge New CompleTel Holdings LP is deemed to own 710,448 Ordinary Shares.

                        DeGeorge Telcom Holdings Limited Partnership owns 37,284
                  Ordinary Shares. In addition, DeGeorge Telcom Holdings Limited Partnership has contributed 289,817 C Shares to a trust, but still has the right to direct the vote of the C Shares under certain circumstances, and is therefore deemed to be the beneficial owner of the C Shares. C Shares are not convertible into any other security of the Issuer, and they carry one vote, which they may exercise with the Ordinary Shares, the Convertible Preferred Class A Shares and the Convertible Preferred Class B Shares.

                        As the general partner of DeGeorge Telcom Holdings
                  Limited Partnership, DeGeorge Telcom LLC is deemed to beneficially own 37,284 Ordinary Shares, and as the general partner of DeGeorge New CompleTel Holdings LP, DeGeorge Telcom LLC is deemed to beneficially own 710,448 Ordinary Shares, for a total of 747,732 Ordinary Shares. In addition, DeGeorge Telcom LLC is deemed to beneficially own 289,817 C Shares.

                        As the 100% owner of DeGeorge Telcom LLC, DeGeorge
                  Holdings LP is deemed to beneficially own 747,732 Ordinary Shares. In addition, DeGeorge Holdings LP is deemed to beneficially own 289,817 C Shares.

                        As the general partner of DeGeorge Holdings LP, LPL
                  Investment Group Inc. is deemed to beneficially own 747,732 Ordinary Shares. In addition, LPL Investment Group Inc. is deemed to beneficially own 289,817 C Shares.

                        Lawrence F. DeGeorge (i) owns 2,576 Ordinary Shares
                  directly and (ii) as the owner of 100% of LPL Investment Group Inc., Lawrence F. DeGeorge is deemed to beneficially own 747,732 Ordinary Shares for a total of 750,308 Ordinary Shares. In addition, Lawrence F. DeGeorge is deemed to beneficially own 289,817 C Shares.

                  Percent of Class:

                        DeGeorge New CompleTel Holdings LP is deemed to own
                  approximately 16.7% of the Ordinary Shares.

                        DeGeorge Telcom Holdings Limited Partnership owns
                  approximately 1.0% of the Ordinary Shares.

                        DeGeorge Telcom LLC is deemed to own approximately 17.6%
                  of the Ordinary Shares.

                        DeGeorge Holdings LP is deemed to own approximately
                  17.6% of the Ordinary Shares.

                        LPL Investment Group Inc. is deemed to own approximately
                  17.6% of the Ordinary

                  Shares.

                        Lawrence F. DeGeorge is deemed to own approximately
                  17.6% of the Ordinary Shares.

            (b)         DeGeorge New CompleTel Holdings LP is deemed to have
                  sole power to vote or direct the vote of 710,448 Ordinary Shares and sole power to dispose of or direct the disposition of such Ordinary Shares.

                        DeGeorge Telcom Holdings Limited Partnership has sole
                  power to vote or direct the vote of 37,284 Ordinary Shares and sole power to dispose of or direct the disposition of such Ordinary Shares. In addition, DeGeorge Telcom Holdings Limited Partnership has sole power to direct the vote of 289,817 C Shares.

                        DeGeorge Telcom LLC is deemed to have sole power to vote
                  or direct the vote of 747,732 Ordinary Shares and sole power to dispose of or direct the disposition of such Ordinary Shares. In addition, DeGeorge Telcom LLC is deemed to have sole power to direct the vote of 289,817 C Shares.

                        DeGeorge Holdings LP is deemed to have sole power to
                  vote or direct the vote of 747,7328 Ordinary Shares and sole power to dispose of or direct the disposition of such Ordinary Shares. In addition, DeGeorge Holdings LP is deemed to have sole power to direct the vote of 289,817 C Shares.

                        LPL Investment Group Inc. is deemed to have sole power
                  to vote or direct the vote of 747,732 Ordinary Shares and sole power to dispose of or direct the disposition of such Ordinary Shares. In addition, LPL Investment Group Inc. is deemed to have sole power to direct the vote of 289,817 C Shares.

                        Lawrence F. DeGeorge is deemed to have sole power to
                  vote or direct the vote of 750,308 Ordinary Shares and sole power to dispose of or direct the disposition of such Ordinary Shares. In addition, Lawrence F. DeGeorge is deemed to have sole power to direct the vote of 289,817 C Shares.

            (c) On September 17, 2002, DeGeorge New CompleTel Holdings LP purchased 355,224 Ordinary Shares and 355,224 Convertible Preferred Class A Shares for an aggregate price of [E7,140,000] and received 289,817 C Shares pursuant to the Restructuring Agreement described in Item 6.

            (d)   None.

            (e) On September 17, 2002, DeGeorge Telcom Holdings Limited Partnership ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On May 15, 2002, DeGeorge Telcom Holdings Limited Partnership entered into a restructuring agreement (as amended as of July 29, 2002, the "Restructuring Agreement") with CompleTel Europe N.V., CompleTel SAS, Estel S.A., CompleTel Escrow B.V., certain unrelated investors, and the holders of the Issuer's outstanding 14% senior discount notes due 2009 and 14% senior notes due 2010 (the "Consenting Noteholders").

      Pursuant to the Reorganization Agreement, for no additional consideration, the Filers received a total of 289,817 C Shares. Such issuance of C Shares was intended solely to equalize the collective voting power of the Filers and another unrelated investor, on the one hand (collectively, the "Investors"), and the former holders of the Issuer's high-yield debt securities, on the other hand. The C Shares are non-transferable except to an affiliate of the transferring holder or another Investor and are subject to cancellation under certain circumstances.

      The Restructuring Agreement provides, among other things, for an equity investment of an aggregate of E30 million by the Investors in return for the issuance of Convertible Preferred A Shares and Ordinary Shares representing approximately 40% of the Issuer's share capital that would be outstanding at the close of the Recapitalization. Further, pursuant to the Issuer's Recapitalization plan, several executive officers and other senior employees were given an opportunity make an equity investment of less than E1,000,000 in the aggregate, for the same purchase price per share as the Investors. In addition, pursuant to the Restructuring Agreement, after the completion of the Issuer's Recapitalization, the Issuer has stated that it intends to establish a stock option plan under which options to purchase up to 8% of its share capital will be available for grant to senior employees and executive officers.

      Pursuant to a Declaration of Trust dated September 17, 2002, the Investors contributed the C Shares they received as part of the Issuer's Capitalization to a Jersey Trust, called the C Shares Trust. The Trust holds the C Shares for the Investors until the occurrence of certain events and votes the C Shares as directed by them.

      Registration Rights Agreement. The Issuer and the purchasers of the Series A Preferred, including the Investors, entered into a Registration Rights Agreement dated as of September 17, 2002, filed as an exhibit hereto and incorporated into this Item 6 by reference, pursuant to which the Issuer agreed to register the Ordinary Shares held by such investors, including the Ordinary Shares underlying the Series A Preferred Shares ("registrable securities"). Under this agreement, holders of not less than a majority of the outstanding registrable securities may require that the Issuer effect a registration under the Securities Act of 1933 on Form S-1 or any similar form covering the sale of at least 20% of the registrable securities then outstanding. If Form S-3 or any similar form is then available, holders of at least 25% of the outstanding registrable securities may demand such a registration covering the sale of at least 10% of the outstanding registrable securities. The holders of registrable securities also have piggyback rights to include registrable securities held by them in registration statements filed by the Issuer offering the securities for its own account or the account of any other security holder.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1. Restructuring Agreement, dated as of May 15, 2002, among CompleTel Europe N.V., CompleTel SAS, Estel S.A., CompleTel Escrow B.V., Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P., DeGeorge Telcom Holdings Limited Partnership), and each of the entities set forth on Exhibit A thereto (the "Consenting Noteholders") (all such parties, collectively, the "Parties") (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 23, 2002).

2. Amendment No. 1 to Restructuring Agreement, dated as of July 29, 2002, among the Parties (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 4, 2002).

3.    Joint Filing Agreement, among the filers, dated the date hereof.

4. Registration Rights Agreement among the Issuer and certain holders of Series A Cumulative Preferred Stock dated as of September 17, 2002 (incorporated by reference to Exhibit 3 to the Schedule 13D of Meritage Private Equity Parallel Fund, L.P. relating to the Ordinary Shares of the Issuer, as filed with the Securities and Exchange Commission on September 27, 2002).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 27, 2002         Lawrence F. DeGeorge
                                  /s/ Lawrence F. DeGeorge
                                  ----------------------------------------------

Date:  September 27, 2002         LPL Investment Group Inc.

                                  By:   /s/ Lawrence F. DeGeorge
                                     -------------------------------------------
                                     Name:  Lawrence F. DeGeorge
                                     Title: President

Date:  September 27, 2002         DeGeorge Holdings LP

                                  By:   /s/ Lawrence F. DeGeorge
                                     -------------------------------------------
                                     Name:  Lawrence F. DeGeorge
                                     Title: President of General Partner

Date:  September 27, 2002         DeGeorge Telcom LLC

                                  By:   /s/ Lawrence F. DeGeorge
                                     -------------------------------------------
                                     Name:  Lawrence F. DeGeorge
                                     Title: Manager

Date:  September 27, 2002         DeGeorge Telcom Holdings Limited Partnership

                                  By:   /s/ Lawrence F. DeGeorge
                                     -------------------------------------------
                                     Name:  Lawrence F. DeGeorge
                                     Title: Manager of General Partner

Date:  September 27, 2002         DeGeorge New CompleTel Holdings LP

                                  By:   /s/ Lawrence F. DeGeorge
                                     -------------------------------------------
                                     Name:  Lawrence F. DeGeorge
                                     Title: Manager of General Partner